Exhibit 99.4

2017

ANNUAL REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis

     The following Management’s Discussion and Analysis ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016, the related notes contained therein as well as the 2016 MD&A. This MD&A has been approved by our Board of Directors (the "Board") and is dated April 26, 2018.

Currency

     Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars. The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7705 and 0.7544, respectively, and the exchange rate at the end of each such period equaled 0.7989 and 0.7448, respectively.

Cautionary Statement Regarding Forward-Looking Statements and Information

     The information presented or incorporated by reference in this MD&A contains both historical information and "forward looking information" (within the meaning of applicable Canadian securities laws) or "forward-looking statements" (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of U.S. Securities Exchange Act, as amended) (collectively referred to herein as "forward looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements include, without limitation, statements with respect to the collection of future payments under the Settlement Agreement and/or the Award and development plans for the Siembra Minera Project.

     Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

     Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

     Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

delay or failure by the Bolivarian Republic of Venezuela ("Venezuela") to continue to make payments or otherwise honor its commitments under the settlement agreement (as amended, the "Settlement
Agreement") (as herein defined), including with respect to the transfer of the funds already deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela
("Bandes Bank") (the "Trust Account");
delay or failure by Venezuela to honor its commitments associated with the formation and operation of
Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera");
the risk that the conclusions of management and its qualified consultants contained in the most recent
Preliminary Economic Assessment (the "PEA") of the Siembra Minera Gold Copper Project (the "Siembra
Minera Project") in accordance with Canadian National Instrument 43-101 Standards of Disclosure for
Mineral Projects ("NI 43-101") may not be realized in the future;
risks associated with the current Sanctions or the imposition of further Sanctions (as defined herein) by the
U. S., Canada or other jurisdictions that negatively impact our ability to freely transfer funds held in the
Trust Account or our ability to do business in Venezuela;
risks associated with the ability of the Company and Venezuela to (i) successfully overcome any legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project,
(ii) the completion of any additional definitive documentation and finalization of any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

2 | P age

  risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
  risks associated with the concentration of our future operations and assets in Venezuela, including operational, security, regulatory, political and economic risks;
  risks associated with the collection of the proceeds related to the sale of our mining data, previously compiled in association with the development of the Brisas Project (the "Mining Data") and our ability to resume our efforts to enforce and collect the International Centre for the Settlement of Investment Disputes ("ICSID") arbitral award (the "Award") granted in our favor, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;
  risks associated with our continued ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement;
  risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
  shareholder dilution resulting from the future sale of additional equity, if required;
  value realized from the disposition of the remaining assets related to our previous mining project in Venezuela known as the “Brisas Project", if any;
  abilities of and continued participation by certain employees; and
  impact of current or future U.S. and/or Canadian tax laws to which we are subject.

     This list is not exhaustive of the factors that may affect any of our forward-looking statements. See "Risk Factors." Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically filed with the Ontario Securities Commission (the "OSC") or the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on our website. Forward-looking statements speak only as of the date made.

     All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian provincial and territorial securities laws or rules promulgated by the SEC. Investors are urged to read our filings with the Canadian and United States securities regulatory authorities, which can be viewed online at www.sedar.com and www.sec.gov, respectively.

     The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC industry Guide 7.

Recent Activities

     Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent activities, as more fully discussed herein, have focused on:

3 | P age

Settlement Agreement

  Collection of the agreed upon payments pursuant to the Settlement Agreement whereby Venezuela agreed to pay us the amount of the Award granted in our favor (including interest) and purchase our Mining Data.
  As of the date of this report, Venezuela had deposited approximately $187.5 million in the Trust Account; Bandes Bank has transferred a total of approximately $128.5 million to Gold Reserve with approximately $59 million remaining in the Trust Account. Venezuela has not paid the Company, or deposited into the Trust Account, the required payments for the last five months (including April 2018) totaling approximately $147.5 million.

Mixed Company- Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")

  Completed a PEA in accordance with NI 43-101 which included updated resource estimates and cost estimates for the Siembra Minera Project;
  Compiled preliminary design and cost estimates on a smaller 15,000 tonne per day ("tpd") cyanidation plant (the "Small Plant") and a larger 140,000 tpd flotation plant (the "Large Plant");
  Prepared an Early Works Program (including earthwork, timber clearing and road building) along with various permitting applications which have been submitted to the government and will be used to prepare Venezuelan Environmental Impact Statements ("VEIS") for both the saprolite and hard rock process plants;
  Completed preliminary assessments and preparations related to an International Environmental and Social Impact Assessment ("IESIA") for the Siembra Minera Project;
  Worked with the Ministry of Health to provide medical assistance to the local communities, in the area of the Siembra Minera Project, to minimize and eradicate the impact of HIV, malaria and other tropical diseases; and
  Worked with the Ministry of Ecological Mining Development, Mission Piar, the Bolivar State government, the Army and National Guard to coordinate the local communities and small miners regarding the development of the Siembra Minera Project.

Convertible Notes and Interest Notes

  In the third and fourth quarters of 2017, the Company settled all of its outstanding 11% Senior Secured Convertible Notes due December 31, 2018 ("2018 Convertible Notes") and Interest Notes (approximately $59.1 million face value) (collectively, the "2018 Notes") and 5.5% Senior Subordinated Convertible Notes due June 15, 2022 (the "2022 Convertible Notes") (approximately $1.0 million face value) for cash and Class A common shares.

Exploration Prospects

Siembra Minera Project

     In August 2016, we executed an agreement with Venezuela to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve.

     The significant negotiated terms related to the formation of Siembra Minera and its development and operation of the Siembra Minera Project include:

  Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights held by Siembra Minera have a 20 year term with two 10 year extensions;
  Gold Reserve, under a Technical Services Agreement, is expected to provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations;

4 | P age

  Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazzette No. 40.855), will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government (”Mixed Companies”) operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the mixed companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities;
  Gold price participation, in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0% 645.0% and 60.5% 639.5%, respectively;
  Payment of a special advantage to Venezuela of 3% of gross sales;
  Net smelter return royalty (“NSR”) to Venezuela on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years;
  Income tax rate of 14% for years one to five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter;
  Authorization to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds;
  Siembra Minera is expected to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which is expected to be in excess of $2 billion. In order to facilitate the early startup of the pre-operation and construction activities, Venezuela agreed to advance $110.2 million to Siembra Minera, which is expected to be repaid from the financing proceeds;
  Funds associated with future capital cost financings and sale of gold, copper and silver will be held in offshore US dollar accounts and dividends and profit distributions, if any, will be directly paid to the shareholders of Siembra Minera;
  All funds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project;
  Venezuela agreed to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives;
  Venezuela will indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project;
  The parties will retain their respective interest in Siembra Minera in the event the settlement payments are not made by Venezuela; and
  The board of directors is comprised of seven individuals, of which four are appointed by Venezuela and three by us.

Preliminary Economic Assessment

     On April 6, 2018, the Company published the results of a technical report for the PEA of the Siembra Minera Gold Copper Project in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical report in connection with the PEA (the "Siembra Minera Technical Report") prepared by Roscoe Postle Associates, Inc. ("RPA"), Samuel Engineering Inc. ("Samuel Engineering"), Tierra Group International, Ltd ("Tierra Group"), and AATA International, Inc. ("AATA") is available to the public at www.sedar.com and www.sec.gov, as well as, the Company’s website at www.goldreserveinc.com. The summary section of the March 16, 2018 PEA of the Siembra Minera Project Report prepared in compliance with NI 43-101 is included in the Company's annual information form.

5 | P age

Siembra Minera Project Completed Activities

The primary activities of Siembra Minera since its formation have included:

  Prepared internally preliminary business plan and cash flow model for the Project, defined construction and operation plans, identified areas of optimization for Project detail design, defined and documented initial information required for the assessment of the Project by financial institutions for financing and outlined the foundation for establishing an administrative infrastructure to support the development of the Project;
  The Siembra Minera Technical Report with respect to the PEA was completed as discussed above;
  Samuel Engineering provided preliminary design and cost estimates for the Small Plant and also provided support to RPA on the Large Plant with design and related capital cost estimates. The Small Plant is expected to complement the Large Plant for the early production of gold and generation of cash flow;
  Tierra Group provided preliminary design and cost estimates for the Small Plant tailings dam facility and also provided support to RPA on the Large Plant tailings dam design and capital cost estimates;
  Ingenieria Caura, S.A. ("Caura") outlined an Early Works Program (including earthwork, timber clearing and road building) along with various permitting applications which have been submitted to the government. In addition, Caura is preparing a VEIS for both the Small and Large Plants;
  AATA is preparing to complete an IESIA for the Siembra Minera Project utilizing input from the above consultants. This report will be instrumental in project financing of the Large Plant. Prizma LLC is providing support and assistance to Caura and AATA for the social aspects of the VEIS and IESIA;
  Global Resource Engineering is providing support and assistance to Caura and AATA for the geochemistry and water quality aspects of the VEIS and IESIA;
  Local contractors have provided support services working with Gold Reserve and Siembra Minera by mobilizing certain equipment to the site and assisting with the anti-malaria program providing smoker units throughout the local communities to assist with the eradication of the source of the malaria;
  As a result of the PEA produced by RPA the business model was modified according to the new findings and capital and operating cost update. Also, a new Cash Flow Model was developed by RPA to represent separately both the Large and Small Plants;
  Siembra Minera prepared its initial annual budget according to Venezuelan regulations for public entities; secured office spaces in Caracas, Puerto Ordaz and at the Project site in addition to the acquisition of vehicles and the establishment of a security team;
  Siembra Minera has made a number of presentations on the Project to potential buyers of the gold and gold-copper concentrate;
  Initiated an initial draft of the engineering, procurement and construction management ("EPCM") contract between Gold Reserve and Siembra Minera;
  Conducted initial meetings with CAMIMPEG, a Venezuelan Army construction company, to provide project information regarding the early works plan which include man-camp and certain access roads;
  Provided CVG-Tecmin, a state corporation that provides technical services and information with regard to the development of mineral resources, with the project description and related technical information to produce and file the Environmental Questionnaire leading to the granting of the Authorization to Occupy the Territory (AOT);
  Sponsored several meetings with Mission Piar to initiate surveys and follow up on the activities of small miner groups currently working in certain parts of the 18,950 hectare property. Mission Piar is a Government instituted Mission under the Ministry of Mines in charge of providing assistance and coordination of small mining activities;
  Held fact finding meetings with the Ministry of Mines and members of the Region of Integral Defense Guayana ("REDI") to provide inputs and assist in the establishment of a General Plan of Security for the Project Area. The security of the project area falls under the responsibility of REDI;

6 | P age

  Initiated efforts to define the Relocation Plan with the help of Venezuelan officials and REDI and supported by a census that is underway by Mission Piar. Several meetings have taken place between the Ministry of Mines and small miners as part of the relocation plan;
  Initiated development of a Small Miner Project with input from entities such as Ministry of Mines, REDI, Mission Piar and others to provide alternatives to some of the small miners that currently operate in the Siembra Minera Project area. This project is linked to the Relocation Plan and includes an Early Production Plan, training of miners in environmental protection and remediation, and in other disciplines so many of them can be incorporated in the project construction and operation; and
  Completed a High Definition Multispectral Satellite image of the Project land position and its adjacent area to be used to document existing conditions and as an aid for documenting and compiling a census of existing small miner activity.

     The Company's cumulative expenditures associated with Siembra Minera through December 31, 2017 amounted to approximately $9.2 million. These expenditures primarily include costs associated with consultants working on the project, which have been recognized in the Consolidated Statements of Operations.

Siembra Minera Project Development

     The next phase of the Project’s development is the detail design work for the Small Cyanidation Plant and related facilities along with the metallurgical testing to support the metallurgical process used in the Plant. Subject to appropriate funding we expect to initiate the feasibility study on the Large Flotation Plant and concurrent detailed engineering.

     Proposals are currently being evaluated for a drilling program which will support the overall project development activities, water management wells, and test areas where additional resource potential is evident. Siembra Minera has established local management offices in Caracas and Puerto Ordaz which will support its plan to complete various geotechnical studies as well as environmental and social studies to augment and update previous work on the property. This work will support the generation of a pre-feasibility study for the Small and Large plant and generate an IESIA for the support of the various operating and environmental permits that will be required for the project.

     The Company and Venezuela are implementing several environmental and social impact studies and programs to improve the health, welfare and education of the local communities. Improvements to the area schools, health center and implementation of recreational programs will be some of the activities contemplated.

     The Company continues activities associated with the drafting of an EPCM contract between Gold Reserve and Siembra Minera and expects to continue discussions with various Venezuelan government agencies for the development of a small miner and relocation plan, development of a social development plan for the region and continue with its HIV, malaria and other tropical disease eradication programs.

LMS Gold Project

     On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc.

     Raven retains a royalty interest with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The LMS Property remains at an early stage of exploration and is not material to the Company.

Brisas Arbitral Award Settlement and Mining Data Sale

     In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments.

7 | P age

     In September 2014, the ICSID Tribunal unanimously awarded us the Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually for a total estimated Award as of the date of the Settlement Agreement of $770 million.

     In July 2016, we signed the Settlement Agreement, whereby Venezuela agreed to pay us the amount of the Award (including interest) and purchase our Mining Data. Under the terms of the Settlement Agreement Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million to be received by Gold Reserve from Venezuela is related to the sale of the Mining Data.

     In addition, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award. Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

     The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company. As of the date of this report, the collateral has not yet been provided to the escrow agent. The Company and Venezuela continue discussions regarding this matter.

     Payments made by Venezuela associated with the Settlement Agreement were initially deposited into the Trust Account with Bandes Bank, a Venezuelan state-owned development bank. Under the Trust Agreement, the Company has the right to direct the transfer of the funds to its bank accounts outside of Venezuela. For financial statement purposes, deposits held in the Trust Account as of the balance sheet date are recorded as cash and cash equivalents and deposits made to the Trust Account subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recorded as a receivable from sale of Mining Data.

     On June 13, 2017, Venezuela deposited the Initial Payment of $40 million into the Trust Account and subsequently made additional monthly installment deposits of $29.5 million each from July through November, 2017 for a total of $187.5 million. Since June 30, 2017 and through the date of this report Venezuela has transferred a total of $128.5 million to our bank account in the U.S. with $59 million remaining in the Trust Account. The monthly payments pursuant to the Settlement Agreement from December 2017 and January, February, March and April 2018 totaling approximately $147.5 million remain unpaid.

     In August 2017, the U.S. government imposed financial sanctions targeting the Venezuelan government by issuing an executive order that prohibits U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to the state oil company and its subsidiaries, these restrictions prohibit financings of greater than 90 days). In addition, U.S. persons are prohibited from dealing in, among other things, bonds or equity issued by the Venezuelan government after the U.S. financial sanctions were imposed on August 25, 2017. These U.S. financial sanctions built on sanctions imposed by the U.S. government starting in March 2015 that prohibit various Venezuelan officials from traveling to the U.S., freeze any assets they may have in the U.S. and generally prohibit U.S. persons from doing business with them and any entity they own 50% or more. Subsequent to the U.S. actions, Canada imposed its own sanctions. Recently the U.S. government added several additional individuals to the sanctions list and prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. The U.S. and Canadian governments have been reported to be considering further sanctions (collectively, the “Sanctions”). The Sanctions, in addition to the economic and financial condition of Venezuela, have complicated the monthly transfer of funds from the Trust Account to our bank accounts.

8 | P age

Obligations Due Upon Collection of the Award and Sale of Mining Data

     In the third quarter of 2017, the Company settled all of its outstanding 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 2022 Convertible Notes.

     Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of mining data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interests thereon (the "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company’s 45% interest in Siembra Minera represents “Proceeds” for purposes of the CVRs and as such it believes it is entitled to the value of 5.466% of that interest. For a variety of reasons, the Board of Directors does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. We are in discussions with the CVR holder on this subject, all of which are preliminary and it is not possible at this time to know the outcome of this matter.

     The Board of Directors approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors. The committee selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. Participants who retire at or after age 65 continue to participate in future distributions under the Plan.

     As noted elsewhere, as of December 31, 2017 Venezuela had deposited approximately $187.5 million to the Trust Account. Of this amount, approximately $99 million had been transferred to the Company's bank account outside of Venezuela with the balance of approximately $88.5 million remaining in the Trust Account. Due to the uncertainties associated with the funds still on deposit in the Trust account, the Board of Directors has only considered those funds actually received by the Company in its bank account as funds available for purposes of calculating the CVR and Bonus Plan distributions, however, the full amount due based on total payments to the Trust Account has been accrued as a payable in the Consolidated Balance Sheets and recorded as an expense in the Consolidated Statements of Operations.

     The total estimated amount due pursuant to the terms of the CVRs as of December 31, 2017, based on the Net Proceeds (including those amounts remaining in the Trust Account) from the sale of the Mining Data was approximately $3.1 million. The amount distributed in 2017 based on proceeds actually received in our bank account was approximately $1.8 million.

     The total estimated amount due pursuant to the terms of the Bonus Plan as of December 31, 2017, based on the Net Proceeds (including those amounts remaining in the Trust Account) from the sale of the Mining Data is approximately $1.4 million which is included in corporate general and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 2017. The amount distributed in 2017 based on proceeds actually received in our bank account was approximately $0.8 million.

9 | P age

     The Company maintains the Gold Reserve Director and Employee Retention Plan. Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders. In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of December 31, 2017 there were no Retention Units outstanding.

     Our Intent to Distribute Collection of the Award or Sale of Mining Data to Shareholders Following receipt of funds transferred from the Trust Account to our bank account and after applicable payments of Net Proceeds (as defined in the CVRs) to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

Financial Overview

     Our overall financial position is influenced by the Settlement Agreement and the proceeds received thereunder, the settlement in the third quarter of 2017 of all of our outstanding notes and the ongoing payment of amounts due pursuant to the CVRs and Retention and Bonus Plans. Recent operating results continue to be impacted by expenses associated with the formation and start-up activities related to Siembra Minera, costs associated with the Settlement Agreement, interest expense related to our debt and costs associated with maintaining our legal and regulatory obligations in good standing.

     Overall we experienced a net increase in cash and cash equivalents for the year ended December 31, 2017 of approximately $101.9 million compared to an increase of approximately $26.4 million for the same period in 2016. The net increase in 2017 was primarily due to receipt of deposits under the Settlement Agreement partially offset by cash used for settlement of debt and in operations as more fully described in the “Operating Activities” section below. In 2016 the increase was primarily a result of cash provided by financing activities, partially offset by an increase in net cash used in operating activities. Net income for the year ended December 31, 2017 increased from the comparable period in 2016 by approximately $111.1 million primarily as a result of the receipt of deposits into the Trust Account pursuant to the terms of the Settlement Agreement, partially offset by expenses associated with the receipt of those deposits, increases in general and administrative expense and a loss on settlement of debt.

     Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the sale of the Mining Data or collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

     Our longer-term funding requirements may be adversely impacted by the timing of the collections of the amounts due pursuant to the Settlement Agreement, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

     On May 17, 2016, we closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the "Private Placement"). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share. No commission or finder’s fee was paid in connection with the Private Placement. The shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and were subject to a hold period in Canada of four months and a day from their date of issuance.

10 | P age

Selected Annual Information(1)
	2017	2016	2015
Income (loss)	$170,697,928	$(493,355)	$(537,801)
Expenses	$(46,113,878)	$(21,052,337)	$(17,598,096)
Income tax expense	$(35,073,174)	$-	$-
Net income (loss) (2)	$89,510,876	$(21,545,692)	$(18,135,897)
Basic and diluted per share	$0.96	$(0.26)	$(0.24)
Total assets	$150,700,534	$48,488,677	$22,380,727
Total non-current financial liabilities	$-	$44,980,511	$40,684,361
Distributions or cash dividends declared per share	$-	$-	$-

(1)	The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.
(2)	Net loss from continuing and total operations attributable to owners of the parent.

Factors that have caused period to period variations are more fully discussed below. Liquidity and Capital Resources

     At December 31, 2017, we had cash and cash equivalents of approximately $137.7 million (including cash of $88.5 million held in trust) (See Note 4 to the audited consolidated financial statements), which represents an increase from December 31, 2016 of approximately $101.9 million. The net increase was primarily due to receipt of deposits under the Settlement Agreement partially offset by cash used for settlement of debt and in operations. The activities that resulted in the net change in cash are more fully described in the "Operating Activities," "Investing Activities" and "Financing Activities" sections below.

	2017	Change	2016
Cash and cash equivalents	$137,672,718	$101,925,669	$35,747,049

     As of December 31, 2017, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $137.9 million, Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 7 to the audited consolidated financial statements), and short-term financial obligations including income tax, contingent value rights, accounts payable and accrued expenses of approximately $24.9 million.

     We have no revenue producing operations at this time and our working capital position is dependent upon receipt of payments under the Settlement Agreement and our cash burn rate and we may be required to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Operating Activities

     Cash flow used in operating activities for the years ended December 31, 2017 and 2016 was approximately $47.0 million and $10.9 million, respectively. Cash flow used in operating activities consists of net income (loss) (the components of which are more fully discussed below) adjusted for gains on investing activities, income tax and non-cash expense items primarily related to stock option compensation, accretion of convertible notes recorded as interest expense and certain non-cash changes in working capital.

     Cash flow used in operating activities during the year ended December 31, 2017 increased from the prior comparable period primarily due to an increase in cash paid for expenses related to the Siembra Minera Project and payments associated with our obligations related to the CVRs and Bonus and Retention Plans as a result of the receipt of payments pursuant to the Settlement Agreement.

11 | P age

Investing Activities
	2017	Change	2016
Proceeds from sale of Mining Data	$187,500,000	$187,500,000	$-
Proceeds from disposition of marketable securities	-	(48,456)	48,456
Purchase of property, plant and equipment	(592,529)	(242,529)	(350,000)
	$186,907,471	$187,209,015	$(301,544)

     Cash flow from investing activities increased during the year ended December 31, 2017 due to the receipt of deposits to the Trust Account associated with the sale of the Mining Data. During the year ended December 31, 2016, the Company acquired the LMS Gold Project for $0.35 million and recorded proceeds from the disposition of marketable securities of $0.05 million. As of December 31, 2017, the Company held approximately $11.7 million of Brisas Project related equipment intended for future sale or use (See Note 7 to the audited consolidated financial statements).

Financing Activities
	2017	Change	2016
Proceeds from the issuance of common shares	$5,973,474	$(32,452,401)	$38,425,875
Settlement of debt	(43,962,181)	(43,267,451)	(694,730)
Financing fees	-	141,887	(141,887)
	$(37,988,707)	$(75,577,965)	$37,589,258

     During years ended December 31, 2017 and 2016, certain directors, officers, employees and consultants exercised approximately 2.1 million and 2.3 million outstanding options, respectively for net proceeds to the Company of approximately $6.0 million and $4.2 million, respectively. During the second quarter of 2016, the Company closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the "Private Placement"). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share.

     In the third quarter of 2017, the Company settled all of its 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017 the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 2022 Convertible Notes (See Note 11 to the audited consolidated financial statements).

Contractual Obligations

We had no material contractual obligation payments as of December 31, 2017.

Results of Operations

Summary

     Consolidated other income (loss), expenses, net income (loss) before tax and net income (loss) for the two years ended December 31, 2017 were as follows:

	2017	Change	2016
Income (Loss)	$170,697,928	$171,191,283	$(493,355)
Expenses	(46,113,878)	(25,061,541)	(21,052,337)
Net income (loss) before tax	$124,584,050	$146,129,742	$(21,545,692)
Net income (loss)	$89,510,876	$111,056,568	$(21,545,692)

12 | P age

Income (Loss)

	2017	Change	2016

Gain on sale of Mining Data	$187,500,000	$187,500,000	$-
Interest income	48,323	632	47,691
Gain on disposition of marketable securities	-	(48,360)	48,360
Loss on settlement of debt	(16,637,379)	(16,567,158)	(70,221)
Write-down of property, plant and equipment	-	556,558	(556,558)
Loss on impairment of marketable securities	-	13,769	(13,769)
Foreign currency gain (loss)	(213,016)	(264,158)	51,142
	$170,697,928	$171,191,283	$(493,355)

     As the Company has no commercial production at this time, income is often variable from period to period. The increase in other income was primarily due to the sale of the Mining Data, partially offset by an increase in loss on settlement of debt. In 2016, the write-down of property and equipment was a result of management’s estimate of a decrease in the recoverable amount of certain equipment, as disclosed in Note 7 to the audited consolidated financial statements.

Expenses

	2017	Change	2016

Corporate general and administrative	$16,715,792	$12,604,229	$4,111,563
Retention Units	7,694,200	7,694,200	-
Contingent Value Rights	3,901,159	3,901,159	-
Siembra Minera Project	7,510,588	5,862,545	1,648,043
Exploration costs	83,859	(236,752)	320,611
Legal and accounting	1,012,768	144,803	867,965
Arbitration and settlement	2,435,645	(350,172)	2,785,817
Equipment holding costs	661,798	(134,882)	796,680
Interest expense	6,098,069	(4,423,589)	10,521,658

Total expenses for the period	$46,113,878	$25,061,541	$21,052,337

     Corporate general and administrative expense for the year ended December 31, 2017 increased from the comparable period in 2016 primarily due to increases in expense related to non-cash charges associated with the issuance of stock options, compensation expense and expenses associated with the Bonus Plan as a result of receiving deposits to the Trust Account related to the sale of the Mining Data. Retention Units and CVRs became payable upon receipt of payments from the sale of Mining Data in 2017. Expenses associated with the Siembra Minera Project increased from the prior periods as a result of the Company ramping up its activities related to the advancement of the project. The decrease in equipment holding costs was due to refurbishment of the equipment in 2016. The decrease in interest expense was due to the redemption or conversion of notes in the third quarter of 2017. Overall, total expenses for the year ended December 31, 2017 increased by approximately $25.1 million over the comparable period in 2016.

SUMMARY OF QUARTERLY RESULTS(1)

Quarter ended	12/31/17	9/30/17	6/30/17	3/31/17	12/31/16	9/30/16	6/30/16	3/31/16
Other income (loss)	$(120,524)	$82,289,038	$88,522,726	$6,688	$(554,106)	$6,798	$9,032	$44,921
Net income (loss)
before tax (2)	(3,935,744)	65,135,602	72,138,879	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)
Per share	(0.04)	0.68	0.80	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)
Fully diluted	(0.04)	0.68	0.70	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)
Net Income (loss) (2)	7,698,845	34,275,443	56,291,275	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)
Per share	0.08	0.36	0.63	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)
Fully diluted	0.08	0.36	0.55	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)

(1)	The information shown above is derived from our consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.
(2)	Net loss from continuing and total operations attributable to owners of the parent.

13 | P age

     In the fourth quarter of 2017, other income decreased as the Company did not record any additional receipts from the sale of its Mining Data. In the third quarter of 2017, the Company recorded $88.5 million of income related to the sale of its Mining Data and a $6.1 million loss on settlement of debt. In the second quarter of 2017, the Company recorded $99.0 million of income related to the sale of its Mining Data and a $10.5 million loss on settlement of debt. In the first quarter of 2017, other income (loss) consisted of interest income and foreign currency loss. In the fourth quarter of 2016, other income (loss) primarily consisted of a loss on write-down of property, plant and equipment partially offset by foreign currency gain. In the second and third quarters of 2016, other income (loss) consisted of interest income, gain (loss) on settlement of debt and foreign currency loss. Other income (loss) in the first quarter of 2016 was primarily related to gain on disposition of marketable securities.

     In the fourth quarter of 2017, the Company recorded net income primarily as a result of an adjustment to income tax expense. In the second and third quarters of 2017, the Company recorded net income as a result of the deposit of funds by Venezuela into the Trust Account associated with the sale of our Mining Data partially offset by the loss on settlement of debt. In the first quarter of 2017, net loss increased primarily as a result of non-cash stock option compensation expense of $4.4 million partially offset by a $1.2 million decrease in arbitration and settlement costs. In the fourth quarter of 2016, net loss increased as a result of a loss on write-down of property, plant and equipment as well as an increase in costs associated with employee compensation and director fees. In the third quarter of 2016, net loss increased mainly as a result of increased expenses related to increased efforts to settle the Award and the incurrence of costs associated with the formation of Siembra Minera. Net loss in the second quarter of 2016 decreased as a result of a decrease in arbitration enforcement and collection and legal and accounting expense. In the first quarter of 2016, net loss decreased after the loss had increased in the fourth quarter of 2015 due to the restructuring of the 2018 Notes. This 2016 decrease was partially offset by an increase in costs associated with efforts to settle the Award.

Off-Balance Sheet Arrangements

     We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

     In the third quarter of 2017, the Company settled all of its 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $15.4 million and $26.0 million were held by funds managed by Steelhead Partners, LLC (“Steelhead”) and Greywolf Capital Management L.P. ("Greywolf"), respectively. Both Steelhead and Greywolf exercised control or direction over more than 10% of our Class A common shares prior to the transaction (See Note 11 to the audited consolidated financial statements).

Critical Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Critical accounting estimates used in the preparation of the audited consolidated financial statements include the following:

  assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;
  use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation; and
  preparation of tax filings in a number of jurisdictions which requires considerable judgment and the use of assumptions.

The amounts reported based on accounting estimates could vary in the future.

     Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

14 | P age

Risk Factors

     Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this MD&A and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Risks Related to Collection of Award and Sale of Mining Data

Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company.

     In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data. Under the terms of the Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in installments over approximately 24 months. The first $240 million to be received by Gold Reserve from Venezuela was related to the sale of the Mining Data. Pursuant to the Settlement Agreement, Venezuela agreed to make the Initial Payment of $40 million followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

     Payments made by Venezuela associated with the Settlement Agreement are initially deposited into the Trust Account with Bandes Bank, a Venezuelan state-owned development bank. Under the Trust Agreement, the Company has the right to direct the transfer of the funds to its bank accounts. Since June 30, 2017 and through the date of this report Venezuela has transferred a total of $128.5 million to our bank account in the U.S. with $59 million remaining in the Trust Account. The monthly payments pursuant to the Settlement Agreement from December 2017 and January, February, March and April 2018 totaling approximately $147.5 million remain unpaid.

     In and subsequent to August 2017, the U.S. and Canadian governments issued Sanctions. Venezuela is reliant upon international intermediary banks to facilitate the transfer of funds from the Trust Account to our bank account. The Sanctions have led these banks to either decline to facilitate such transfers or put significant limitations on their participation which has delayed or blocked Venezuela's ability to transfer the funds in accordance with the Settlement Agreement. We continue to assist Venezuela to find alternative banking arrangements for the transfer of the funds held in the Trust Account however, there can be no assurances that we will receive the payments contemplated by the Settlement Agreement. Such failure may require us to renew the lengthy enforcement and collection process which could materially adversely affect, among other things, our ability to make payments pursuant to the CVRs, Bonus Plan, distribute funds to our shareholders or otherwise maintain sufficient liquidity to operate as a going concern.

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

     As part of the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

     Although the process of getting the Award recognized and enforced is different in each jurisdiction, the process in general is we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court. If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity. We have pursued enforcement of the Award in a number of jurisdictions and pending the completion of the transactions contemplated by the Settlement Agreement, we have agreed to temporarily suspend the legal enforcement of the Award until final payment is made by Venezuela, at which time we will permanently cease all legal activities related to the collection of the Award.

15 | P age

     Notwithstanding Venezuela has waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not successful in consummating the transactions contemplated by the Settlement Agreement. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award and proceeds from the sale of our Mining Data if the Settlement Agreement is abandoned would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

Sanctions currently imposed on Venezuela by the U.S. and Canada, and any further Sanctions that may be imposed in the future, could materially adversely affect the Company.

     As described above under the risk factor entitled “Failure to collect amounts payable pursuant to the Settlement Agreement could have a material adverse effect on the Company,” the U.S. government has imposed Sanctions targeting the Venezuelan government by issuing an executive order that prohibits U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government. In addition, U.S. persons are prohibited from dealing in, among others things, bonds or equity issued by the Venezuelan government after the U.S. financial sanctions were imposed on August 25, 2017. Because it is 55% owned by the Venezuelan government, Siembra Minera is targeted by these Sanctions. The U.S. financial sanctions build on Sanctions imposed by the U.S. government starting in March 2015 that prohibit various Venezuelan officials from traveling to the U.S., freeze any assets they may have in the U.S. and generally prohibit U.S. persons from doing business with them and any entity they own 50% or more. Subsequent to the U.S. actions, Canada has also imposed its own Sanctions, which vary in some material respects. Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for both the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may restrict our ability to consummate the transactions contemplated by the Settlement Agreement or the mixed company arrangements related to the Siembra Minera Project, including:

  an inability to receive, process or use the payments (in whatever form received by us) contemplated by the Settlement Agreement, or to transfer such payments to our bank in the U.S. or Canada (see the risk factor entitled “Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company”);
  an inability to obtain all or part of financing sufficient to cover the anticipated capital or operating costs of the Siembra Minera Project on favorable terms, or at all; and
  an inability to obtain operating permits, enter into transactions or otherwise meet our obligations with respect to the operation of the Siembra Minera Project pursuant to the Mixed Company agreement.

     The occurrence of any of the foregoing or others could result in the inability for the Settlement Agreement or Mixed Company arrangements to be performed in their current form and/or could have a material adverse effect on the Company, including our ability to own our interest in the Mixed Company or operate it or maintain sufficient liquidity to operate it as a going concern.

Risks Related to the Class A common shares

The price and liquidity of our Class A common shares may be volatile.

     The market price of our Class A common shares may fluctuate based on a number of factors, some of which are beyond our control, including:

  we do not have an active market for our Class A common shares and large sell or buy transactions may affect the market price;
  developments in our efforts to conclude the transactions contemplated by the Settlement Agreement;
  economic and political developments in Venezuela including the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or the terms of the Mixed Company arrangement related to the development of the Siembra Minera Project;
  our operating performance and financial condition;
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;

16 | P age

  the public’s reaction to announcements or filings by us or other companies;
  the public’s reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;
  the price of gold, copper and silver; and
  the addition to or changes to existing personnel.

     The effect of these and other factors on the market price of the Class A common shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A common shares, debt instruments convertible into Class A common shares or other equity-based instruments to fund future operations.

     We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our Class A common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

We do not intend to pay cash dividends or make other distributions to shareholders unless we collect the Award, or some portion thereof, in the foreseeable future.

     We have not declared or paid any dividends on our Class A common shares since 1984. We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions. Regarding the collection of the Award and/or payment for the Mining Data, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and taxes, we expect to distribute a substantial majority of any net proceeds pursuant to the collection of the Award and/or Sale of the Mining Data.

Risks Related to the Business

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

     On March 19, 2018, the Company published the results of a PEA of the Siembra Minera Project. The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the project or its development would be determined feasible.

Our potential future operations related to the Siembra Minera Project will be concentrated in Venezuela and will be subject to inherent local risks.

     Our potential future operations related to the Siembra Minera Project will be located in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks specific to its location, including:

  the effects of local political, labor and economic developments, instability and unrest;
  significant or abrupt changes in the applicable regulatory or legal climate;
  currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;
  international response to Venezuelan domestic and international policies;
  limitations on mineral exports;
  invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
  exchange controls and export or sale restrictions;
  currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;
  competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;

17 | P age

  laws or policies of foreign countries and Canada affecting trade, investment and taxation;
  civil unrest, military actions and crime;
  corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security; and
  new or changes in regulations related to mining, environmental and social issues.

We have no commercial operations.

     We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations. We are reliant on the collection of the payments contemplated by the Settlement Agreement for our operating needs. We expect this to continue into the foreseeable future unless and until we are able to develop the Siembra Minera Project or an alternative project and achieve commercial production.

We may be unable to continue as a going concern.

     We have no revenue producing operations at this time and are reliant on the collection of the payments contemplated by the Settlement Agreement. If the Settlement Agreement were to be abandoned due to lack of payment by Venezuela, our longer-term funding requirements may be adversely impacted. Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

Failure to attract new and/or retain existing personnel could adversely affect us.

     We are dependent upon the abilities and continued participation of existing personnel to manage activities related to the Settlement Agreement, operation of Siembra Minera, development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

Risks inherent in the mining industry could adversely impact future operations.

     Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project and the LMS Gold Project. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project and the LMS Gold Project. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Shareholders.

     U.S. taxpayers should be aware that we have determined that the Company was not a “passive foreign investment company” (a “PFIC”) under section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2017. However, there can be no assurance that the Internal Revenue Service (“IRS”) will not take a contrary position. It is uncertain whether the Company will be considered a PFIC in subsequent years. The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether we and any of our subsidiaries will be a PFIC for any taxable year generally depends on our assets and income and those of our subsidiaries’ over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this MD&A. Accordingly, there can be no assurance that we and any of our subsidiaries will not be a PFIC for any taxable year. If, in subsequent years, the Company is considered a PFIC, a U.S. taxpayer may be able to make certain elections under the PFIC rules with respect to our Class A common shares that will affect such taxpayer’s U.S. federal income tax consequences of owning, selling or otherwise disposing our Class A common shares.

18 | P age

     A U.S. taxpayer that owned Class A common shares prior to January 1, 2017 but has not previously made a timely and effective “QEF election” with respect to our Class A common shares, will continue throughout the taxable year ended December 31, 2017 to be subject to the PFIC rules and, for purposes of determining the U.S. federal income tax consequences to such U.S. taxpayer of owning, selling or otherwise disposing our Class A shares, the Company will still be treated as a PFIC for the taxable year ended December 31, 2017. Accordingly, any gain recognized by such U.S. taxpayer on the sale of our Class A common shares and any “excess distributions” (as specifically defined in the Code) paid on our Class A common shares to such U.S. taxpayer must be ratably allocated to each day in the U.S. taxpayer’s holding period for the Class A common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Class A common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

     Alternatively, a U.S. taxpayer that owned Class A common shares prior to January 1, 2017 and previously made a valid and timely “QEF election” should not be required to include any amounts in income under section 1293 of the Code with respect to the Company’s taxable year ended December 31, 2017. A U.S. taxpayer’s QEF election will remain in effect for subsequent years. In the event the Company is considered a PFIC in a subsequent year, a U.S. taxpayer who has made a QEF election will again be required to annually include such shareholder’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.

     As a possible second alternative, a U.S. taxpayer that owned Class A common shares prior to January 1, 2017 may have previously made a “mark-to-market election” with respect to a taxable year in which we were a PFIC and the Class A common shares were “marketable stock” (as specifically defined in the Code). A U.S. taxpayer that has previously made a mark-to-market election generally is required to include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such Class A common shares. No such inclusion is required for a taxpayer year in which the Company is not a PFIC. A U.S. taxpayer’s mark-to-market election will remain in effect for subsequent years. In the event the Company is considered a PFIC in a subsequent year, a U.S. taxpayer who has made a mark-to-market election will again be required to include such amounts in income.

The recently passed comprehensive tax reform bill could materially adversely affect the Company.

     On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (the “Tax Act”), which significantly reforms the Code. The Tax Act, among other things, contains significant changes to existing U.S. tax laws, including a permanent reduction of the corporate income tax rate from a maximum rate of 35% to 21%, a partial limitation on the deductibility of interest expense, a new base erosion and anti-abuse tax, limitation on the deductibility of certain net operating losses (“NOLs”) to 80% of current year taxable income, an indefinite carryforward of certain NOLs, immediate deductions for certain new investments, and the modification or repeal of certain business deductions and credits. We continue to examine the impact of the Tax Act and additional administrative and regulatory guidance as it is released. The Tax Act could materially adversely affect the Company.

There are material tax risks associated with holding and selling or otherwise disposing Class A common shares.

     There are material tax risks associated with holding and selling or otherwise disposing our Class A common shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of our Class A common shares.

19 | P age

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

     Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

Changes in Accounting Policies Including Initial Adoption

Adopted in the year

     In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update was effective for us commencing January 1, 2017 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

     In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for the Company commencing with the annual period beginning after December 15, 2017. The Company expects the updated guidance to result in a reclassification of unrealized holding gains and losses related to investments in marketable equity securities from Accumulated other comprehensive income to Retained earnings in the Balance Sheet upon adoption. Subsequent to adoption of this standard, changes in the value of the Company’s marketable equity securities will be recorded as income (loss) instead of other comprehensive income (loss).

     In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This update is effective for us commencing with the annual period beginning after December 15, 2017. As we currently do not generate revenue from operations, the adoption of this standard will not have a significant impact on our financial statements.

20 | P age

     In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We are still in the process of evaluating the impact of this standard.

Disclosure of Outstanding Share Data

Class A common shares

     We are authorized to issue an unlimited number of Class A common shares without par value of which 99,395,048 Class A common shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon our liquidation, dissolution or winding up to receive our remaining assets available for distribution to shareholders.

Preferred Shares

     We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Share Purchase Options

     We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options of up to 8,750,000 of our Class A common shares. As of December 31, 2017, there were 5,091,565 options outstanding and 1,585,000 remaining options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Stock options exercisable for common shares as of the date herein:
Expiry Date	Exercise Price	Number of Shares
June 11, 2018	$3.00	250,000
June 9, 2021	$1.92	444,922
July 25, 2024	$4.02	310,000
June 29, 2025	$3.91	180,000
February 16, 2027	$3.15	3,032,146
May 1, 2027	$2.69	62,500
Total Class A common shares issuable pursuant to stock options		4,279,568
Capital Structure
The following summarizes our share capital structure as of the date hereof:
Class A common shares outstanding		99,395,048
Shares issuable pursuant to the 2012 Equity Incentive Plan		4,279,568
Total shares outstanding, fully diluted		103,674,616

21 | P age

Management’s Annual Report on Internal Control over Financial Reporting

     The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

  maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

     Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

     Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

     The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rockne J. Timm Chief Executive Officer April 26, 2018	/s/ Robert A. McGuinness Vice President-Finance and Chief Financial Officer April 26, 2018

22 | P age

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

     We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries, (together, the Company) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their results of operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America (US GAAP). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

     The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

     We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

     Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

23 | P age

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. s/PricewaterhouseCoopers LLP

Chartered Professional Accountants Vancouver, Canada April 26, 2018

We have served as the Company's auditor since 2001.

24 | P age

	. GOLD RESERVE INC
	CONSOLIDATED BALANCE SHEETS
			(Expressed in U.S. dollars)

					December 31,	December 31,
					2017	2016
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)					$137,672,718	$35,747,049
Marketable securities (Notes 5 and 6)					239,232	541,216
Deposits, advances and other					156,050	153,916
Total current assets					138,068,000	36,442,181
Property, plant and equipment, net (Note 7)					12,632,534	12,046,496
Total assets					$150,700,534	$48,488,677
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)					$2,167,171	$691,409
Accrued interest					–	2,379
Income tax payable					1,263,438	–
Deferred income tax (Note 12)					18,402,483	–
Contingent value rights (Note 3)					3,097,193	–
Total current liabilities					24,930,285	693,788

Convertible notes and interest notes (Note 11)					–	43,968,020
Contingent value rights (Note 3)					–	1,012,491
Total liabilities					24,930,285	45,674,299

SHAREHOLDERS' EQUITY

Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares					378,009,884	342,190,645
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2017	…99,395,048	2016	…89,710,604
Contributed surplus (Note 11)					20,625,372	25,723,900
Stock options (Note 10)					20,409,643	17,353,725
Accumulated deficit					(293,386,189)	(382,897,065)
Accumulated other comprehensive income					111,539	443,173
Total shareholders' equity					125,770,249	2,814,378
Total liabilities and shareholders' equity					$150,700,534	$48,488,677

Contingencies (Note 3)
The accompanying notes are an integral part of the audited consolidated financial statements.
Approved by the Board of Directors:
/s/ Jean Charles Potvin			/s/ James P. Geyer

25 | P age

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)
	For the Years Ended
	December 31,
	2017	2016
INCOME (LOSS)
Gain on sale of mining data (Note 3)	$187,500,000	$–
Interest income	48,323	47,691
Gain on disposition of marketable securities	–	48,360
Loss on settlement of debt (Note 11)	(16,637,379)	(70,221)
Write-down of property, plant and equipment (Note 7)	–	(556,558)
Loss on impairment of marketable securities (Note 5)	–	(13,769)
Foreign currency gain (loss)	(213,016)	51,142
	170,697,928	(493,355)

EXPENSES
Corporate general and administrative	16,715,792	4,111,563
Retention units costs	7,694,200	–
Contingent value rights	3,901,159	–
Siembra Minera Project (Note 8)	7,510,588	1,648,043
Exploration costs	83,859	320,611
Legal and accounting	1,012,768	867,965
Arbitration and settlement (Note 3)	2,435,645	2,785,817
Equipment holding costs	661,798	796,680
Interest expense (Note 11)	6,098,069	10,521,658
	46,113,878	21,052,337

Net income (loss) before income tax expense	124,584,050	(21,545,692)
Income tax expense	(35,073,174)	–

Net income (loss) for the year	$89,510,876	$(21,545,692)

Net income (loss) per share, basic and diluted	$0.96	$(0.26)

Weighted average common shares outstanding
Basic	93,649,587	84,456,074
Diluted	94,162,693	84,456,074

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2017	2016

Net income (loss) for the year	$89,510,876	$(21,545,692)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain (loss) on marketable securities, net of tax of nil (Note 5)	(301,984)	360,386
Revaluation of deferred tax liability	(29,650)
Realized gain on marketable securities, net of tax of nil	–	(60)
Impairment loss on marketable securities, net of tax of nil	–	13,769
Other comprehensive income (loss) for the year	(331,634)	374,095
Comprehensive income (loss) for the year	$89,179,242	$(21,171,597)
The accompanying notes are an integral part of the audited consolidated financial statements.

26 | P age

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2017 and 2016

(Expressed in U.S. dollars)

						Accumulated
						Other
	Common Shares		Contributed	Stock	Accumulated	Comprehensive
	Number	Amount	Surplus	Options	Deficit	Income
Balance, December 31, 2015	76,447,147	$290,467,418	$30,435,625	$20,523,325	$(361,351,373)	$69,078
Net loss	–	–	–	–	(21,545,692)	–
Other comprehensive income	–	–	–	–	–	374,095
Stock option compensation (Note 10)	–	–	–	14,907	–	–
Fair value of options exercised	–	3,184,507	–	(3,184,507)	–	–
Common shares issued for:	–	–	–	–	–	–
Private placement, net of costs	8,562,500	34,108,113	–	–	–	–
Option exercises (Note 10)	2,286,500	4,175,875	–	–	–	–
Note conversions (Note 11)	2,414,457	10,254,732	(4,711,725)	–	–	–
Balance, December 31, 2016	89,710,604	342,190,645	25,723,900	17,353,725	(382,897,065)	443,173
Net income	–	–	–	–	89,510,876	–
Other comprehensive loss	–	–	–	–	–	(331,634)
Stock option compensation (Note10)	–	–	–	5,108,493	–	–
Fair value of options exercised	–	2,052,575	–	(2,052,575)	–	–
Common shares issued for:	–	–	–	–	–	–
Option exercises (Note 10)	2,073,435	5,973,474	–	–	–	–
Note conversions (Note 11)	7,611,009	27,793,190	(5,098,528)	–	–	–
Balance, December 31, 2017	99,395,048	$378,009,884	$20,625,372	$20,409,643	$(293,386,189)	$111,539

The accompanying notes are an integral part of the audited consolidated financial statements.

27 | P age

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2017	2016

Cash Flows from Operating Activities:
Net income (loss) for the year	$89,510,876	$(21,545,692)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Stock option compensation	5,108,493	14,907
Depreciation	6,491	5,545
Gain on sale of mining data	(187,500,000)	–
Loss on settlement of debt	16,637,379	70,221
Write-down of property, plant and equipment	–	556,558
Accretion of convertible notes	6,051,444	10,463,666
Gain on disposition of marketable securities	–	(48,360)
Deferred income tax	18,402,483	–
Impairment loss on marketable securities	–	13,769
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	(2,134)	436,334
Net increase (decrease) in accounts payable and accrued expenses	4,791,873	(858,505)
Net cash used in operating activities	(46,993,095)	(10,891,557)

Cash Flows from Investing Activities:
Proceeds from sale of mining data	187,500,000	–
Proceeds from disposition of marketable securities	–	48,456
Purchase of property, plant and equipment	(592,529)	(350,000)
Net cash provided by (used in) investing activities	186,907,471	(301,544)

Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	5,973,474	38,425,875
Settlement of debt	(43,962,181)	(694,730)
Financing fees	–	(141,887)
Net cash provided by (used in) financing activities	(37,988,707)	37,589,258

Change in Cash and Cash Equivalents:
Net increase in cash and cash equivalents	101,925,669	26,396,157
Cash and cash equivalents - beginning of year	35,747,049	9,350,892
Cash and cash equivalents - end of year	$137,672,718	$35,747,049

Supplemental Cash Flow Information:

Cash paid for interest	$9,589,281	$749,311
Cash paid for income taxes	$15,436,903	$–

The accompanying notes are an integral part of the audited consolidated financial statements.

28 | P age

Note 1. The Company and Significant Accounting Policies:

     Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

     Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the advancement of the Siembra Minera Project, the execution of the July 2016 settlement agreement, ( as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale) and the acquisition of our Mining Data by Venezuela (See Note 8, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")).

     Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements principally include the accounts of the Company, Gold Reserve Corporation and two Barbadian subsidiaries formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by Venezuela and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All other subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

     Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

     Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

     Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and which is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

     Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

29 | P age

     Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

     Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

     Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

     Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense Investments. We determine the appropriate classification of investments in equity securities at acquisition and reevaluate such classifications at each reporting date. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee and the Company’s ownership is between 20% and 50% are accounted for by the equity method.

     Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits, advances and receivables are accounted for at cost which approximates fair value. Accounts payable, convertible notes, interest notes and contingent value rights are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Note 2.

New Accounting Policies:

Adopted in the year

     In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update was effective for us commencing January 1, 2017 and did not have an impact on our financial statements.

30 | P age

Recently issued accounting pronouncements

     In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for the Company commencing with the annual period beginning after December 15, 2017. The Company expects the updated guidance to result in a reclassification of unrealized holding gains and losses related to investments in marketable equity securities from Accumulated other comprehensive income to Retained earnings in the Balance Sheet upon adoption. Subsequent to adoption of this standard, changes in the value of the Company’s marketable equity securities will be recorded as income (loss) instead of other comprehensive income (loss).

     In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This update is effective for us commencing with the annual period beginning after December 15, 2017. As we currently do not generate revenue from operations, the adoption of this standard will not have a significant impact on our financial statements.

     In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We are still in the process of evaluating the impact of this standard.

Note 3. Arbitral Award Settlement and Associated Mining Data Sale:

     In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project in Venezuela known as the “Brisas Project". In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling

(i)	$713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the
U.	S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately

$22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which, as a result of the Settlement Agreement, has been temporarily stayed.

31 | P age

     In July 2016, we signed the Settlement Agreement, as subsequently amended whereby Venezuela agreed to pay us the Award (including interest) and purchase our mining data related to the Brisas Project (the "Mining Data"). Under the terms of the Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million to be received by Gold Reserve from Venezuela is related to the sale of the Mining Data.

     In addition, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award. Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

     Payments made by Venezuela associated with the Settlement Agreement are initially deposited into the Trust Account with Bandes Bank. From June through December 2017, Venezuela deposited a total of $187.5 million to the Trust Account. Of this amount, approximately $99 million had been transferred to the Company's bank account outside of Venezuela with the balance of approximately $88.5 million remaining in the Trust Account as of December 31, 2017. In August 2017, the U.S. government imposed financial sanctions targeting the Venezuelan government which, in addition to the economic and financial condition of the country, have complicated the monthly transfer of funds from the Trust Account to our bank accounts (See Note 4, Cash and Cash Equivalents).

     Due to the uncertainties associated with the funds still on deposit in the Trust Account, the Board of Directors has only considered those funds actually received by the Company in its bank account as funds available for purposes of calculating the CVR and Bonus Plan cash distributions, however, the full amount due based on total payments to the Trust Account has been accrued as a payable in the Consolidated Balance Sheets and recorded as an expense in the Consolidated Statements of Operations.

     Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of mining data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interests thereon (the "Net Proceeds"). The total estimated amount due pursuant to the terms of the CVRs as of December 31, 2017, based on the Net Proceeds (including those amounts remaining in the Trust Account) from the sale of the Mining Data was approximately $3.1 million. The amount distributed in 2017 based on proceeds actually received in our bank account was approximately $1.8 million.

     The Board of Directors approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the on-going efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors. The Committee selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. The total estimated amount due pursuant to the terms of the Bonus Plan as of December 31, 2017, based on the Net Proceeds (including those amounts remaining in the Trust Account) from the sale of the Mining Data is approximately $1.4 million which is included in corporate general and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 2017. The amount distributed in 2017 based on proceeds actually received in our bank account was approximately $0.8 million.

32 | P age

     Our Intent to Distribute Collection of the Award or Sale of Mining Data to Shareholders Following receipt of funds transferred from the Trust Account (See Note 4, Cash and Cash Equivalents) to our bank account and after applicable payments of Net Proceeds (as defined in the CVRs) to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any remaining proceeds, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

Note 4.	Cash and Cash Equivalents:

		December 31,	December 31,
		2017	2016
Bank deposits		$39,649,888	$1,122,542
Cash held in trust		88,500,000	–
Money market funds		9,522,830	34,624,507
Total		$137,672,718	$35,747,049

     Payments made by Venezuela associated with the Settlement Agreement are initially deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank. Under the trust agreement, the Company has the right to direct transfer of the funds to its bank accounts outside of Venezuela. Deposits held in the Trust Account as of the balance sheet date are recorded as cash and cash equivalents. Deposits made to the Trust Account subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recorded as a receivable as of the balance sheet date, arising from the sale of the Mining Data to Venezuela.

     In August 2017, the U.S. government imposed financial sanctions targeting the Venezuelan government by issuing an executive order that prohibits U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to the state oil company and its subsidiaries, these restrictions prohibit financings of greater than 90 days). In addition, U.S. persons are prohibited from dealing in, among other things, bonds or equity issued by the Venezuelan government after the U.S. financial sanctions were imposed on August 25, 2017. These U.S. financial sanctions built on sanctions imposed by the U.S. government starting in March 2015 that prohibit various Venezuelan officials from traveling to the U.S., freeze any assets they may have in the U.S. and generally prohibit U.S. persons from doing business with them and any entity they own 50% or more. Subsequent to the U.S. actions, Canada imposed its own sanctions. Recently the U.S. government added several additional individuals to the sanctions list and prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. The U.S. and Canadian governments have been reported to be considering further sanctions (collectively, the “Sanctions”). The Sanctions, in addition to the economic and financial condition of Venezuela, have complicated the monthly transfer of funds from the Trust Account to our bank accounts.

     As of April 26, 2018, Venezuela has transferred a total of $128.5 million to our bank account with $59 million remaining in the Trust Account. The monthly payments pursuant to the Settlement Agreement from December 2017 and January, February, March and April 2018 totaling approximately $147.5 million remain unpaid. (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale).

Note 5.	Marketable Securities:

		December 31,	December 31,
		2017	2016
Fair value at beginning of year		$541,216	$180,986
Dispositions, at cost		–	(96)
Realized gain		–	(60)
Impairment loss		–	(13,769)
Increase (decrease) in fair market value		(301,984)	374,155
Fair value at balance sheet date		$239,232	$541,216

33 | P age

     The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income (loss) until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of December 31, 2017 and 2016, marketable securities had a cost basis of $98,043.

Note 6. Fair Value Measurements:

     Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value
	December 31, 2017	Level 1	Level 2
Marketable securities	$239,232	$239,232	$–

	Fair value
	December 31, 2016	Level 1	Level 2
Marketable securities	$541,216	$541,216	$–
Convertible notes and interest notes	$77,164,724	$–	$77,164,724

Note 7.	Property, Plant and Equipment:

			Accumulated
		Cost	Depreciation	Net
December 31, 2017
Machinery and equipment		$11,677,534	$–	$11,677,534
Furniture and office equipment		587,126	(503,216)	83,910
Transportation equipment		489,560	–	489,560
Leasehold improvements		39,185	(7,655)	31,530
Mineral property		350,000	–	350,000
		$13,143,405	$(510,871)	$12,632,534

			Accumulated
		Cost	Depreciation	Net
December 31, 2016
Machinery and equipment		$11,677,534	$–	$11,677,534
Furniture and office equipment		519,832	(500,870)	18,962
Leasehold improvements		41,190	(41,190)	–
Mineral property		350,000	–	350,000
		$12,588,556	$(542,060)	$12,046,496

     During 2017, the Company purchased approximately $0.5 million of transportation equipment that is intended to be used in the development of the Siembra Minera project. On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "Property"), together with certain personal property for $0.4 million, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

34 | P age

     Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the "Precious Metals Royalty") and (ii) base metals produced and recovered from the Property equal to 1% of net smelter returns on such metals. We have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million.

     Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount. In December 2016, based on market valuations for mining equipment which included the review of transactions involving comparable assets, we recorded a write-down of $0.6 million to an estimated fair value. We did not record any write-downs of property, plant and equipment in 2017.

Note 8. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

     In October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"). The primary purpose of this entity is to develop the Siembra Minera Project.

     Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project (which has a 20 year term with two 10 year extensions) and is, among other things authorized, via Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event the settlement payments are not made by Venezuela.

     The Company's cumulative expenditures associated with Siembra Minera through December 31, 2017 amounted to approximately $9.2 million. These expenditures primarily include costs associated with consultants working on the Siembra Minera Project, which have been recognized in the Consolidated Statements of Operations.

Note 9.

KSOP Plan:

     The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for the KSOP Plan years 2017 and 2016 were approximately $234,000 and $163,000, respectively.

Note 10. Stock Based Compensation Plans:

Equity Incentive Plans

     On June 27, 2012, our shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A Common Shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange ("TSXV") on October 6, 2016.

     As of December 31, 2017, there were 1,585,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

Share option transactions for the years ended December 31, 2017 and 2016 are as follows:

35 | P age

		2017	2016

		Weighted		Weighted
		Average		Average
	Shares	Exercise Price	Shares	Exercise Price
Options outstanding - beginning of period	3,357,000	$2.84	5,643,500	$2.43
Options granted	5,277,500	3.15	-	-
Options exercised	(2,073,435)	2.88	(2,286,500)	1.83
Options expired	(1,469,500)	2.89	-	-
Options outstanding - end of period	5,091,565	$3.13	3,357,000	$2.84

Options exercisable - end of period	4,004,067	$3.13	3,357,000	$2.84

The following table relates to stock options at December 31, 2017:

		Outstanding Options				Exercisable Options
				Weighted				Weighted
				Average				Average
		Weighted		Remaining		Weighted		Remaining
		Average	Aggregate	Contractual		Average	Aggregate	Contractual
		Exercise	Intrinsic	Term		Exercise	Intrinsic	Term
Exercise Price	Number	Price	Value	(Years)	Number	Price	Value	(Years)
$1.92	444,922	$1.92	$609,543	3.44	444,922	$1.92	$609,543	3.44
$2.69	125,000	$2.69	75,000	9.33	62,500	$2.69	37,500	9.33
$3.00	250,000	$3.00	72,500	0.44	250,000	$3.00	72,500	0.44
$3.15	3,544,643	$3.15	496,250	9.13	2,519,645	$3.15	352,750	9.13
$3.45	102,000	$3.45	-	0.05	102,000	$3.45	-	0.05
$3.89	100,000	$3.89	-	0.05	100,000	$3.89	-	0.05
$3.91	215,000	$3.91	-	6.28	215,000	$3.91	-	6.28
$4.02	310,000	$4.02	-	6.56	310,000	$4.02	-	6.56
$1.92 - $4.02	5,091,565	$3.13	$1,253,293	7.57	4,004,067	$3.13	$1,072,293	7.15

     During the years ended December 31, 2017 and 2016, the Company granted 5,277,500 and NIL stock options, respectively. In 2017 and 2016, approximately 2.1 million and 2.3 million outstanding options were exercised, respectively, for net proceeds to the Company of approximately $6.0 million and $4.1 million, respectively. The Company recorded non-cash compensation expense during 2017 and 2016 of $5.1 million and $0.02 million, respectively. Subsequent to December 31, 2017, 237,000 options expired unexercised.

     The weighted average fair value of the options granted in 2017 was calculated as $1.04. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2017
Risk free interest rate	1.22%
Expected term	2.0 years
Expected volatility	59%
Dividend yield	nil

     The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

36 | P age

Retention Plan and Change of Control Agreements

     The Company maintains the Gold Reserve Director and Employee Retention Plan. Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders. In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of December 31, 2017 there were no Retention Units outstanding.

     The Company also maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2017, in the event of a change of control, the amount payable under these agreements was approximately $16.2 million. None of this amount has currently been recognized as a change of control is not considered probable at this time.

Note 11. Convertible Notes and Interest Notes:

     In the third quarter of 2017, the Company settled all of its outstanding11% Senior Secured Convertible Notes and Interest Notes due December 31, 2018 (the "2018 Notes"). Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 5.5% Senior Subordinated Convertible Notes due June 15, 2022 (the "2022 Convertible Notes").

Note 12. Income Tax:

     On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act") which makes broad and complex changes to the U.S. tax code. The Tax Act establishes new tax laws that will affect 2017 and later years, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21% beginning in 2018. As a result of the reduction of the rate, we have revalued our net deferred tax liability as of December 31, 2017. Based on this revaluation, we have reduced our U.S. deferred tax assets and liabilities and recorded a deferred income tax expense for the year ended December 31, 2017.

     Income tax expense (benefit) for the years ended December 31, 2017 and 2016 differs from the amount that would result from applying Canadian tax rates to net income (loss) before taxes. These differences result from the items noted below:

	2017		2016
	Amount	%	Amount	%
Income tax expense (benefit) based on Canadian tax rates	$31,146,013	25	$(5,386,423)	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	16,872,781	14	(248,385)	1
Non-deductible expenses	3,581,209	3	1,040,629	(5)
Withholding tax	2,000,265	1	–
Change in valuation allowance and other	(18,527,094)	(15)	4,594,179	(21)
	$35,073,174	27	$–	–

37 | P age

     The Company recorded income tax expense of $35.1 million and NIL for the years ended December 31, 2017 and 2016, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. deferred income tax assets as of December 31, 2017 and 2016 were as follows:

	December 31,
	2017	2016
Deferred income tax assets
Net operating loss carry forwards	$35,964,366	$46,962,497
Property, Plant and Equipment	3,227,745	3,227,610
Capital loss carry forwards	1,478,385	15,411
Other	204,209	330,882
	40,874,705	50,536,400
Valuation allowance	(40,662,538)	(50,536,400)
	$212,167	$–

Deferred income tax liabilities
Cash held in trust	(18,614,650)	–
Net deferred income tax liability	$(18,402,483)	$–

At December 31, 2017, we had the following Canadian tax loss carry forwards:

		Expires
	$2,087,825	2026
	3,874,732	2027
	14,768,712	2028
	13,996,418	2029
	17,291,796	2030
	19,362,808	2031
	5,617,369	2032
	7,223,755	2033
	10,407,364	2034
	13,507,936	2035
	16,060,511	2036
	19,658,239	2037
	$143,857,465

     At December 31, 2017, the Company has approximately $52.4 million in U.S tax loss carryforwards which have been fully utilized in the calculation of current income tax expense.

38 | P age

CORPORATE INFORMATION

Officers and Directors

James H. Coleman

Executive Chairman and Director

Rockne J. Timm

Chief Executive Officer and Director

A. Douglas Belanger

President and Director

Robert A. McGuinness

Vice President of Finance and CFO

Mary E. Smith

Vice President of Administration and Secretary

James P. Geyer

Director

Jean Charles (JC) Potvin

Director

Robert A. Cohen

Director

James Michael Johnston

Director

Annual Meeting

The 2018 Annual Meeting will be held at 9:30 a.m. on June 14, 2018 999 W. Riverside Avenue 7th Floor Masthead Suite Spokane, Washington USA

Share Information

Number of Shareholders: Approximately

8,000

Common Shares Issued April 26, 2018

Class A common–	99,395,048
Purchase Options–	4,279,568

Securities Listings

Canada– The TSX Venture Exchange: GRZ.V

United States– OTCQX: GDRZF

Transfer Agent

Computershare Trust Company, Inc. Toronto, Ontario Canada Highlands Ranch, CO USA

Registered Agent

Norton Rose Fulbright Canada LLC

Calgary, Alberta Canada

Bankers

Bank of America Spokane, Washington USA

Bank of Montreal Vancouver, BC Canada

Auditors

PricewaterhouseCoopers LLP

Vancouver, BC Canada

Counsel

Norton Rose Fulbright Toronto, Ontario Canada

Baker & McKenzie LLP

Houston, Texas USA

Office

Corporate

999 W. Riverside Avenue, Suite 401 Spokane, WA 99201 Ph: (509) 623-1500 Fx: (509) 623-1634

39 | P age